UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2006

Bronx Ventures Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Suite 100, 1255 West Pender Street Vancouver, B.C. V6E 2V1
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bronx Ventures Inc.

Date: May 11, 2006	By:	Bedo H. Kalpakian
	Name:	Bedo H. Kalpakian
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

31	Bronx CEO Cert FS March 31 2006
31	Bronx CFO Cert FS March 31 2006
99	Bronx FS March 31 2006
99	Bronx MD&A March 31 2006